Exhibit 99.1

NIO Inc. Announces Profit Alert for the Fourth Quarter of 2025

Shanghai, February 5, 2026 -- (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced a profit alert for the fourth quarter of 2025.

The board of directors of the Company (the “Board”) wishes to inform shareholders and potential investors that, based on a preliminary assessment of the Company’s unaudited consolidated management accounts and the information currently available to the Board, the Company is expected to achieve an adjusted profit from operations (non-GAAP) in the range of approximately RMB700 million (approximately US$100 million)i to RMB1,200 million (approximately US$172 million) for the fourth quarter of 2025, which is defined as profit from operations excluding share-based compensation expenses, representing the first time the Company has recorded an adjusted profit from operations (non-GAAP) on a quarterly basis. In comparison, the Company recorded an adjusted loss from operations (non-GAAP) of RMB5,543.6 million in the fourth quarter of 2024.

The expected adjusted profit from operations (non-GAAP) for the fourth quarter of 2025 was primarily attributable to (i) the Company’s sustained growth in sales volume in the fourth quarter of 2025; (ii) the optimization of vehicle margin driven by a favorable product mix; and (iii) the Company’s ongoing comprehensive cost reduction efforts and continued improvement in operational efficiency.

In addition, under the GAAP measures, the Company is expected to record a profit from operations of approximately RMB200 million (approximately US$29 million) to RMB700 million (approximately US$100 million) for the fourth quarter of 2025.

As of the date of this press release, the Company is in the process of preparing and finalizing the financial results for the three months and full year ended December 31, 2025 (the “Q4 and FY2025 Results”). The information contained in this press release is only based on a preliminary review of the unaudited consolidated management accounts and the information currently available to the Board, and is not based on any figures or information which have been audited or reviewed by the Company’s independent auditor or the audit committee of the Board. The above data may therefore differ from the figures to be disclosed in the audited or unaudited consolidated financial statements in respect of the Q4 and FY2025 Results. Accordingly, the above figures are strictly for information only and not for any other purposes.

Shareholders and potential investors are advised not to place undue reliance on the information disclosed herein and to exercise caution when dealing in the securities of the Company. Any shareholder or potential investor who is in doubt is advised to seek advice from professional advisors.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted profit (loss) from operations (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted profit (loss) from operations (non-GAAP) as profit (loss) from operations excluding share-based compensation expenses. By excluding the impact of share-based compensation expenses, which is non-cash in nature, the Company believes that adjusted profit (loss) from operations (non-GAAP) helps identify underlying trends in its business and enhances the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measure allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for, profit from operations prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, which should be considered when evaluating the Company’s performance.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations
ir@nio.com

Media Relations
global.press@nio.com

i All translations from RMB to USD for the three months ended December 31, 2025 were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board.

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